

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

VIA US MAIL AND FAX (617) 507-8487

Semyon Dukach
Chief Executive Officer
SMTP, Inc.
95 Fulkerson Street
Cambridge, MA 02141

> **Re: SMTP, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 3, 2011**
> **File No. 333-170912**

Dear Mr. Dukach:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Material Agreements, page 29

1. We note that Mr. Morrison is entitled to a bonus equal to one month's salary pursuant to his verbal agreement with the company. Please disclose the formula or criteria, if any, used to determine if such bonus is paid, and who determines if it has been satisfied.

Executive Compensation, page 34

2. Please update your disclosure throughout your Executive Compensation section to reflect the compensation paid to your named executive officers for the fiscal year-ended December 31, 2010.

Leased Administrative Facilities, page F-11

3. We note your response to comments 21 and 22 from our letter dated December 23, 2010. As stated in your response, there was no written lease between the Company and the sole shareholder for the use of those facilities. It does not appear that the deemed lease payments were based on an arm's length transaction since the payments significantly exceeded the rental value of $3,600 per annum currently attributable to your corporate facility. Neither did the Company derive any direct economic benefit from, nor recover, the cost of for repairs and improvements to the sole shareholder's personal residence. Accordingly, please revise your 2008 financial statements as follows:

   • Expense all the subject payments that had been previously capitalized and reclassify the loss on disposal of property and equipment in the Statements of Operations and purchases of property and equipment in the Statements of Cash Flows.

   • Impute a nominal amount from the subject payments toward rent and reclassify the balance towards compensation. Based on your response, it appears the facilities were used solely for your primary address.

   • Accrue payroll taxes associated the reclassified compensation expense.

4. Please tell us if you will pay on behalf of Mr. Dukach any taxes due arising from the reclassified compensation expense. If so, please report such payment in the Summary Compensation Table on page 36.

5. Please tell us if you have a written lease agreement for the office space in Odessa, Ukraine. If not, please account for the lease payments similar to comment #3 above. In addition, please file a copy of the lease agreement as an exhibit pursuant to Item 601(b)(10)(iii) of Regulation S-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

You may contact Kathryn Jacobson, accountant, at (202) 551-3365 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director